Schering AG supports Bayer offer

*	Shareholders of Schering AG to receive EUR 86 per share
*	New global specialized pharma company "Bayer Schering Pharma"
*	Headquarters to be in Berlin

Berlin, March 23, 2006 - The Executive Board of Schering AG, Germany (FSE:
SCH, NYSE: SHR) today announced that it will support a voluntary public offer by Bayer AG to acquire all of the outstanding shares of Schering AG for a price of EUR 86 in cash which it will recommend to its shareholders after having assessed the offer documents.

Bayer's offer represents a premium of 29% percent over the XETRA closing price of March 10, 2006. At the offer price, Schering's equity is valued at EUR 16.3 billion, based on 190 million shares outstanding.

"The Executive Board has carefully examined the proposal considering the interests of all stakeholders. The price of EUR 86 per share in connection with several other important commitments is a good offer. Joining forces of Schering and Bayer will form a leading specialized pharmaceutical company", says Dr. Hubertus Erlen, Chairman of the Executive Board of Schering AG. "Both businesses are complementary and follow the same strategy. Together they will be even more competitive internationally".

Schering and Bayer have agreed to combine both businesses in a manner which balances the interests of all stakeholders. The goal is to create a global pharmaceutical business which is highly profitable and attractive for shareholders and employees.

The headquarters of the new global pharma business and its Executive Board will be located in Berlin. This will include heads of major global functions of the new company. Research centers will be Berlin, Wuppertal and in the U.S. Richmond, Berkeley and West Haven.

The name the new company will be "Bayer Schering Pharma".


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Media Relations: Oliver Renner , T: +49-30-468 124 31, oliver.renner@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de

Additional information at: www.schering.de/eng